Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 28, 2007

PRICING SUPPLEMENT NO. 2007-MTNDD195 DATED             , 2007

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Principal Protected Notes

Based Upon a BRIC Equities and Currencies Basket

Due             , 2012

$10 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	We will not make any payments on the notes prior to maturity.

■

The notes are based upon a BRIC equities and currencies basket, which we refer to as the BRIC Basket, that is comprised of the S&P BRIC 40 Index® and four currency exchange rates: the Brazilian real, the Russian ruble, Indian rupee and the Chinese renminbi, each relative to the U.S. dollar. In calculating the return on the BRIC Basket, the return on the S&P BRIC 40 Index® will be weighted 50% and the return on each of the four currencies will be weighted 12.5%.

■	The notes will mature on , 2012. You will receive at maturity for each note you hold an amount in cash equal to $10 plus a basket return amount, which may be positive or zero.

■

The basket return amount will be based on the percentage change of the BRIC Basket during the term of the notes. The basket return amount will equal the product of (a) $10, (b) the percentage change in the BRIC Basket and (c) a participation rate of approximately 80% to 90% (to be determined on the date on which the notes are initially priced for sale to the public, which we refer to as the pricing date), provided that the basket return amount will not be less than zero. Because the participation rate will be approximately 80% to 90% (to be determined on the pricing date), in no circumstances will you participate in more than approximately 80% to 90% (to be determined on the pricing date) of the appreciation of the BRIC Basket, if any, during the term of the notes.

■	We will apply to list the notes on the American Stock Exchange under the symbol “NIW.”

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-8.

“Standard and Poor’s®,” “Standard & Poor’s BRIC 40®,” “S&P BRIC 40® “ and “S&P®“ are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. or its affiliates. The notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies, Inc. as to their legality or suitability. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc. Standard & Poor’s and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.000	$
Underwriting Discount	$0.275	$
Proceeds to Citigroup Funding Inc.	$9.725	$

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about             , 2007.

Investment Products	Not FDIC Insured	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The notes are based upon a basket, which we refer to as the BRIC Basket, which tracks the price movements of the S&P BRIC 40 Index® and four currency exchange rates: the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, each relative to the U.S. dollar and each of which we refer to as a BRIC currency. The notes pay an amount at maturity that will depend on the amount by which the ending value of the BRIC Basket exceeds its starting value of 100. The starting value and the ending value will be calculated as described below under “Description of the Notes — Basket Return Amount.” If the ending value is less than or equal to the starting value, the payment you receive at maturity for each note you hold will equal $10, the amount of your original investment in the note. If the ending value is greater than the starting value, the payment you receive at maturity will be greater than the amount of your original investment in the notes. In such case, the appreciation on an investment in the notes will be approximately 80% to 90% (to be determined on the pricing date) of the return on an investment directly linked to the BRIC Basket because of the participation rate that is expected to be approximately 80% to 90% (to be determined on the day on which the notes are priced for initial sale to the public, which we refer to as the pricing date).

The notes mature on             , 2012 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (DTC) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal-Protected” Mean?

“Principal-protected” means that your principal investment in the notes is not at risk if held to maturity even if there is a decline in the value of the BRIC Basket. Thus, you will not receive less than $10 per $10 principal amount of the notes if you hold the notes to maturity.

Will I Receive Periodic Interest on the Notes?

No. We will not make any periodic payments of interest on the notes or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P BRIC 40 Index®.

What Will I Receive at Maturity of the Notes?

The notes will mature on             , 2012. At maturity you will receive for each note you hold an amount in cash equal to the sum of $10 and a basket return amount, which may be positive or zero, multiplied by the participation rate (to be determined on the pricing date). The amount payable to you at maturity is dependent upon the ending value of the BRIC Basket, which will equal the arithmetic average of the closing value of the BRIC Basket on the valuation date and on the two index business days immediately prior to the valuation date. The payment you receive at maturity, however, will not be less than the amount of your original investment in the notes.

How Will the Basket Return Amount Be Calculated?

The basket return amount will be based on the basket return — the amount, if any (expressed as a percentage), by which the ending value of the BRIC Basket exceeds its starting value — and on the participation rate. The participation rate will equal approximately 80% to 90% (to be determined on the pricing date). The basket return amount will equal the product of (a) $10, (b) the basket return and (c) the participation rate, provided that the basket return amount will not be less than zero. The basket return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value

Starting Value

The starting value of the BRIC Basket will be set to equal 100 on the pricing date based on the arithmetic average of the closing value of the S&P BRIC 40 Index® and the value of each currency exchange rate on the pricing date and on the two index business days immediately following the pricing date.

The ending value will equal the arithmetic average of the closing value of the BRIC Basket on the valuation date and on the two index business days immediately prior to the valuation date.

The pricing date will be the date on which the notes are priced for initial sale to the public.

The valuation date will be the third index business day before the maturity date.

For more specific information about the “basket return amount,” the “basket return,” the determination of an “index business day” and the effect of a market disruption event on the determination of the basket return amount and the basket return, please see “Description of the Notes — Basket Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Returns at Maturity?

For tables setting forth hypothetical returns at maturity, see “Description of the Notes — Hypothetical Returns at Maturity” in this pricing supplement.

Who Determines the Value of the BRIC Basket and What Does it Measure?

Citigroup Global Markets, as calculation agent, will determine the value of the BRIC Basket as described in the section “Description of the BRIC Basket” in this pricing supplement. The BRIC Basket will represent the weighted returns from the pricing date through the valuation date of the S&P BRIC 40 Index® and four currency exchange rates: the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, each relative to the U.S. dollar. The starting value and the initial basket percentage of the S&P BRIC 40 Index® and each of the BRIC currency exchange rates, as set forth below, will be used to determine the basket composition ratio. The starting value of the S&P BRIC 40 Index® and each of the BRIC currency exchange rates included in the BRIC Basket will be determined based on the arithmetic average of the closing value of the S&P BRIC 40 Index® and the value of each currency exchange rate on the pricing date and on the two index business days immediately following the pricing date, as determined by the calculation agent, who will set the starting value of 100 for the BRIC Basket.

Underlying Index or Currency	Initial Percentage of Basket
S&P BRIC 40 Index®	50.0%
Brazilian Real Currency Exchange Rate	12.5%
Russian Ruble Currency Exchange Rate	12.5%
Indian Rupee Currency Exchange Rate	12.5%
Chinese Renminbi Currency Exchange Rate	12.5%

The value of the BRIC Basket on the pricing date and on the two index business days immediately following the pricing date will equal 100. The value of the BRIC Basket on any index business day beginning on the third index business day after the pricing date will equal the sum of (a) the product of the S&P BRIC 40 Index®’s closing level and its basket composition ratio plus (b) the sum of the products of each currency exchange rate and its corresponding basket composition ratio.

The basket composition ratio for the S&P BRIC 40 Index® will equal 50.00 divided by the arithmetic average of the closing level of the S&P BRIC 40 Index® on the pricing date and on the two index business days immediately following the pricing date.

The basket composition ratio for each of the BRIC currency exchange rates will equal 12.50 divided by the arithmetic average of the value of such currency exchange rate on the pricing date and on the two index business days immediately following the pricing date.

The currency exchange rate for the Brazilian real will equal the Brazilian real/U.S. dollar exchange rate in the global spot foreign exchange market, calculated as 1 divided by the U.S. dollar/Brazilian real exchange rate that is reported by Reuters on Page “BRFR” as the offer price under the caption “Dolar PTAX,” or any substitute page, at approximately 5:00 p.m. (New York City time) on any relevant date.

The currency exchange rate for the Russian ruble will equal the Russian/U.S. dollar ruble exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Russian ruble, calculated as 1 divided by the U.S. dollar/Russian ruble exchange rate that is reported by Reuters on Page “EMTA,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.

The currency exchange rate for the Indian rupee will equal the Indian rupee/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Indian rupee, calculated as 1 divided by the U.S. dollar/Indian rupee exchange rate that is reported by Reuters on Page “RBIB,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.

The currency exchange rate for the Chinese renminbi will equal the Chinese renminbi/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Chinese renminbi, calculated as 1 divided by the U.S. dollar/Chinese renminbi exchange rate that is reported by Reuters on Page “SAEC,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.

Who Publishes the S&P BRIC 40 Index® and What Does It Measure?

The S&P BRIC 40 Index® is a basket of 40 leading securities, representing the largest and most liquid companies in Brazil, Russia, India and China (BRIC). All constituent companies are members of the S&P/IFC Investible index series that meet minimum market capitalization and liquidity requirements. The index uses a modified market capitalization weighting scheme, with modifications being made to market cap weights, if required, to reflect available float, reduce single stock concentration and enhance index basket liquidity. All stocks in the S&P BRIC 40 Index® must trade in developed market exchanges (Hong Kong Stock Exchange, London Stock Exchange, NASDAQ and NYSE). For further information on the S&P BRIC 40 Index®, including its makeup, method of calculation and changes in its components, see “Description of the S&P BRIC 40 Index®” in this preliminary pricing supplement.

Please note that investing in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the S&P BRIC 40 Index®.

How Has the S&P BRIC 40 Index® Performed Historically?

We have provided a table showing the closing values of the S&P BRIC 40 Index® on the last index business day of each month from January 2002 to October 2007, as well as a graph showing the closing values of the S&P BRIC 40 Index® on each index business day from February 2, 2001 to November 27, 2007. You can find this table and the graph in the section “Description of the S&P BRIC 40 Index® — Historical Data on the S&P BRIC 40 Index®” in this preliminary pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P BRIC 40 Index® in recent years. However, past performance is not indicative of how the S&P BRIC 40 Index® will perform in the future.

What are the Currency Exchange Rates?

Each currency exchange rate used to measure the performance of the BRIC currencies is expressed as an amount of U.S. dollars that can be exchanged for one unit of the relevant BRIC currency. Thus, an increase in a currency exchange rate means that the value of that currency has increased. For example, if the currency exchange rate of the Brazilian real has increased from 0.50 to 1.00, it means the value of one Brazilian real (as measured against the U.S. dollar) has increased from US$0.50 to US$1.00. Conversely, a decrease in a currency exchange rate means that the value of that currency has decreased as measured against the U.S. dollar.

How Have the BRIC Currencies Performed Historically?

We have provided a table showing the high and low values of each relevant currency exchange rate for each quarter since the first quarter of 2002 as well as graphs showing the historical daily currency exchange rate for each BRIC currency from February 2, 2001 to November 27, 2007. You can find the tables and graphs in the section “The BRIC Currencies and Exchange Rates — Historical Data on the Exchange Rates” in this preliminary pricing supplement. We have provided this historical information to help you evaluate the behavior of the currency exchange rate of each BRIC currency in recent years. However, past performance is not indicative of how the BRIC currencies will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a

constant yield basis over the term of the note, which yield will be assumed to be             % per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

We will apply to list the notes on the American Stock Exchange under the symbol “NIW.” You should be aware that listing the notes on the American Stock Exchange does not guarantee that a liquid trading market will be available for the notes.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more BRIC currencies or stocks included in the S&P BRIC 40 Index® or in other instruments, such as options, swaps or futures, based upon the BRIC Basket, the BRIC currencies, the S&P BRIC 40 Index®, or the stocks included in the S&P BRIC 40 Index®. This hedging activity could affect the value of the BRIC Basket and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend

on a Number of Factors” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the BRIC Basket and other events that are difficult to predict and beyond our control.

The Return on Your Investment May Be Zero

The amount of your return at maturity will depend on the ending value (the arithmetic average of the closing value of the BRIC Basket on valuation date and the two index business days immediately prior to the valuation date). If the ending value is equal to or less than the starting value, which will be set to 100, the payment you receive at maturity will be limited to the amount of your initial investment in the notes, even if the closing value of the BRIC Basket is greater than the starting value at one or more times during the term of the notes or if the closing value of the BRIC Basket at maturity exceeds the starting value.

Any Appreciation of Your Investment in the Notes Will Be Limited by the Participation Rate

The basket return amount on the notes will be subject to a participation rate of approximately 80% to 90% (to be determined on the pricing date) of the product of the principal amount of the notes and the BRIC Basket return percentage. Accordingly, the maximum amount of return you could receive at maturity on the notes is approximately 80% to 90% (to be determined on the pricing date) of the return on a comparable investment in an instrument directly linked to the BRIC Basket. Thus, the notes will provide less opportunity for appreciation than an investment in an instrument the return of which is linked to 100% participation in the BRIC Basket.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic interest payments or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P BRIC 40 Index®.

The Return on the BRIC Basket May Be Lower Than the Return on the S&P BRIC 40 Index® Alone or on Any One or All of the Four Currency Exchange Rates

Because the value of the BRIC Basket will be based on the sum of the weighted returns of the S&P BRIC 40 Index® and each BRIC currency exchange rate, a significant increase in the value of one component of the BRIC Basket during the term of the notes but not the other components may be substantially or entirely offset by a decrease in the value of the other components of the BRIC Basket during the term of the notes. This may cause your return on the notes to be less than the return on a similar instrument linked to just one or certain of the components of the BRIC Basket.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending value of the BRIC Basket is less than             , the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Hypothetical Historical Performance of the BRIC Basket and the Hypothetical Historical Returns on the BRIC Basket Are Not Indicative of the Actual Amount You Will Receive at Maturity

The hypothetical historical performance of the BRIC Basket and the hypothetical historical returns on the BRIC Basket, which are included in this pricing supplement, should not be taken as an indication of the future performance of the BRIC Basket or the actual amount you will receive at maturity on the notes. Furthermore, the hypothetical returns included in this preliminary pricing supplement and the calculations used to determine those amounts have not been verified by an independent third party.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the S&P BRIC 40 Index®

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the S&P BRIC 40 Index® because S&P calculates the index by reference to the prices of the stocks included in it without taking into consideration the value of any dividends paid on those stocks. Moreover, the S&P BRIC 40 Index® comprises only 50% of the BRIC Basket and the return on the notes will reflect less than 100% participation in the BRIC Basket. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the index even if the ending value of the BRIC Basket is greater than its starting value.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Special U.S. Federal Income Tax Rules Will Apply to U.S. Holders

The Notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a Note, each holder of a Note agrees to this treatment of the Note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the Note although U.S. holders will receive no payments with respect to the Note before maturity and regardless of whether the U.S. Depositor uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a Note, including redemption of the Note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the Note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the BRIC Basket and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the BRIC Basket.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the BRIC Basket changes from the starting value of 100. However, changes in the value of the BRIC Basket may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the BRIC Basket exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the BRIC Basket will continue to fluctuate between that time and the time when the ending value of the BRIC Basket is determined.

Volatility of the BRIC Basket.    Volatility is the term to describe the size and frequency of market fluctuations. If the expected volatility of the BRIC Basket changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Value of the S&P BRIC 40 Index®.    A decrease in the value of the S&P BRIC 40 Index® will likely result in a decrease in the value of the BRIC Basket and therefore the value of your Notes. The value of the S&P BRIC 40 Index® will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the stocks included in the S&P BRIC 40 Index® are traded, and by various circumstances that can influence the values of the stocks in a specific market segment of a particular stock. The hedging activities of Citigroup Funding Inc.’s affiliates and other trading activities by Citigroup Funding Inc.’s affiliates and other market participants can also affect the prices of the stocks included in the S&P BRIC 40 Index® and thus the value of the BRIC Basket.

Value of the BRIC Currencies.    A weakening of the value of the BRIC currencies relative to the U.S. dollar from their respective initial values will likely result in a decrease in the value of the BRIC Basket and therefore the value of your notes. In general, appreciation in the value of one or more of the currency exchange rates from their starting values may cause an increase in the market value of the notes because of the expectation that the basket return amount on the notes will increase. Conversely, depreciation in the value of the currency exchange rates from their starting values may cause a decrease in the market value of the notes because of the expectation that the basket return amount on the notes will decrease. The values of the BRIC currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the BRIC currencies and the U.S. dollar are traded. Some of these factors are described in more detail in “—The Values of the BRIC Currencies and the U.S. Dollar Are Affected by Many Complex Factors” below.

Events Involving the Companies Included in the S&P BRIC 40 Index®.    General economic conditions and earnings results of the companies whose stocks are included in the S&P BRIC 40 Index® and real or anticipated changes in those conditions or results may affect the market value of the notes in any secondary market. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes in any secondary market may decrease because the basket return amount does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes in any secondary market may increase.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the BRIC Basket. A “time premium or discount” results from expectations concerning the value of the BRIC Basket during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the S&P BRIC 40 Index® or in other instruments, such as options, swaps or futures, based upon the BRIC currencies, the BRIC Basket, or the stocks included in the S&P

BRIC 40 Index®. This hedging activity could affect the value of the BRIC Basket and therefore the market value of the notes. It is possible that our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as a decrease in the value of one or more of the BRIC currency exchange rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of the S&P BRIC 40 Index®.

Risk Factors Relating to the S&P BRIC 40 Index®

Foreign Jurisdictions.    You should be aware that investments, such as the notes, that are indexed to the value of foreign equity securities involve certain risks, any of which can affect the value of the S&P BRIC 40 Index® and therefore the BRIC Basket and the notes.

The foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets; cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets; there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, certain of the exchanges on which the stocks included in the S&P BRIC 40 Index® are traded may have adopted certain measures intended to prevent extreme fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. You should also be aware that certain of the exchanges in the underlying jurisdictions might suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the S&P BRIC 40 Index® may be limited by price limitations on and suspensions of trading of individual stocks included in S&P BRIC 40 Index®, which may, in turn, adversely affect the value of the BRIC Basket and therefore the value of the notes in any secondary market or result in the occurrence of a market disruption event.

Prices of the stocks included in the S&P BRIC 40 Index® are subject to political, economic, financial, exchange rate and social factors that apply in each issuer’s country as well as in other constituent countries in which such issuer does business (or in which its principal trading partners do business). These factors (including the possibility that recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies) could negatively affect foreign securities markets. Stock and currency market volatility and market developments in one or more countries may cause volatility or a decline in another country. Moreover, the relevant economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Historical Performance of the S&P BRIC 40 Index® Is Not an Indication of the Future Performance of the S&P BRIC 40 Index®.    The historical performance of the S&P BRIC 40 Index®, which is included in this preliminary pricing supplement, should not be taken as an indication of the future performance of the S&P BRIC 40 Index® during the term of the notes. Changes in the value of the S&P BRIC 40 Index® will affect the value of the BRIC Basket and therefore the value of the notes in any secondary market, but it is impossible to predict whether the value of the S&P BRIC 40 Index® will fall or rise.

You Will Have No Rights Against the Publisher of, or Any Issuer of Any Stock Included in, the S&P BRIC 40 Index®.    You will have no rights against the index publisher of, or any issuer of any stock included in, the S&P BRIC 40 Index®, even though the amount you receive at maturity will depend in part on the prices of the stocks included in the S&P BRIC 40 Index®. By investing in the notes you will not acquire any shares of stocks included in the S&P BRIC 40 Index® and you will not receive any dividends or other distributions with respect to stocks included in the S&P BRIC 40 Index®. The index publisher and the issuers of the stocks included in the S&P BRIC 40 Index® are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

Risk Factors Relating to the BRIC Currencies

The Values of the BRIC Currencies and the U.S. Dollar Are Affected by Many Complex Factors.    The value of any currency, including the BRIC currencies and the U.S. dollar, may be affected by complex political and economic factors. The value of each of the BRIC currencies relative to the U.S. dollar, as measured by the relevant currency exchange rate, is at any moment a result of the supply and demand for the relevant currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil, Russia, India, China, and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Brazil, Russia, India, China, and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by those and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating.    Exchange rates of many nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of Brazil, Russia, India, China, and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in investing in the notes is that the value of the BRIC Basket and therefore the value of the notes in any secondary market could be affected by the actions of sovereign governments that could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the BRIC currencies or the U.S. dollar specifically, or any other currency.

There are Particular Risks Associated with Investments Linked to the Value of the Russian Ruble. Investments in or related to emerging markets such as Russia are subject to greater risks than those in more developed markets. The basket return amount and the value of the notes in any secondary market may depend on the ruble appreciating in value against the U.S. dollar. In turn, that value will depend, as for any currency, on a number of interrelated factors such as those noted above, some of which may be particular to the Russian ruble.

At various times since the dissolution of the Soviet Union, the Russian economy has experienced significant problems, including among others declines in gross domestic product, hyperinflation, an unstable currency, high levels of public sector debt, capital flight and significant increases in unemployment. In August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. This led to a deterioration in the value of the ruble, a sharp increase in the rate of inflation, a near collapse of the banking system and a lack of access for Russian issuers to international capital markets. While since the 1998 crisis the Russian economy has experienced positive trends, including a more stable ruble, reduced inflation levels and positive capital and current account balances resulting in part from rising world prices for crude oil, gas and other commodities that Russia exports, there can be no assurance that this more positive situation will continue.

Under changes in the regulations of the Central Bank of Russia, convertibility of the ruble was liberalized as of July 1, 2006. One cannot predict what impact this development will have on exchange rates between the ruble and the U.S. dollar and other currencies, particularly given the limited development of the foreign currency market in Russia. Certain currency regulations have not been repealed, such as the general prohibition on foreign currency operations between Russian companies (other than authorized banks) and a requirement on Russian companies, subject to certain exceptions, to repatriate export-related earnings. Furthermore, it is possible, particularly during this transition period, that the Central Bank of Russia may be more likely than central banks in more developed economies to use the various tools at the disposal of a central bank, including those referred to above, to intervene in the foreign exchange markets for the ruble or take other regulatory action that could impact the value of the ruble and possibly adversely affect the value of the notes.

In addition to the risks more directly related to the Russian economy and the policies of the Russian government, financial problems in, or an increase in perceived risks associated with, other emerging markets could impair confidence in the Russian economy and adversely affect the value of the ruble in relation to the U.S. dollar and, therefore, the value of the BRIC Basket, the value of the notes in any secondary market.

The Exchange Rate of the Chinese Renminbi is Currently Managed by the Chinese Government.    The exchange rate between the Chinese renminbi and the U.S. dollar is primarily affected by government policy or actions, but is also influenced significantly from time to time by political or economic developments in China or elsewhere, and by macroeconomic factors and speculative actions. Since January 1994, the Chinese government has used a managed floating exchange rate system, under which the People’s Bank of China allows the renminbi to float within a specified band around the central exchange rate that is published daily by the People’s Bank. In July 2005, the People’s Bank revalued the renminbi by 2.00% and announced that in the future it would set the value of the Chinese renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. Further, the renminbi is not fully convertible into other currencies. As a consequence of the government’s management of the Chinese renminbi, the currency exchange rate of the Chinese renminbi has remained highly stable in recent years. You should refer to “The BRIC Currencies and Exchange Rates – Historical Data on the Exchange Rates” in this preliminary pricing supplement. To the extent that management of the Chinese renminbi results in trading levels that do not fully reflect market forces, any further changes in the government’s management of its currency could result in significant movement in the currency exchange rate of the Chinese renminbi. Assuming the value of all other BRIC currencies as well as the S&P BRIC 40 Index® remain constant, a decrease in the currency exchange rate of the Chinese renminbi, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease of the value of the BRIC Basket and the market value of the notes in any secondary market.

The Historical Performance of the BRIC Currencies Is Not an Indication of the Future Performance of the BRIC Currencies.    The historical performance of each of the BRIC currencies relative to the U.S. dollar, as measured by the relevant currency exchange rate, which is included in this preliminary pricing supplement, should not be taken as an indication of the future performance of the relevant currency exchange rate during the term of the notes. Changes in the value of each BRIC currency relative to the U.S. dollar will affect the value of the BRIC Basket and the value of the notes in any secondary market, but it is impossible to predict whether the currency exchange rates will rise or fall.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the S&P BRIC 40 Index® or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the S&P BRIC 40 Index® or derivative instruments related to such stocks or index for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in index and therefore the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in one or more of the BRIC currencies or stocks included in the S&P BRIC 40 Index® or in other instruments, such as options, swaps or futures, based upon the BRIC Basket, the BRIC currencies, the S&P BRIC 40 Index®, or the stocks included in the S&P BRIC 40 Index®. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the value of the BRIC Basket and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Principal-Protected Equity Linked Notes Based Upon a BRIC Equities and Currencies Basket (the “Notes”) are securities offered by Citigroup Funding that combine characteristics of equity and currency investments and have a maturity of approximately 4 years (to be determined on the Pricing Date). The Notes pay an amount at maturity that will depend on the Ending Value of the BRIC Basket which is comprised of the S&P BRIC 40 Index®, and four BRIC Currencies: the Brazilian real, the Russian ruble, Indian rupee and the Chinese renminbi, each relative to the U.S. dollar. The Ending Value will equal the arithmetic average of the closing value of the BRIC Basket on the Valuation Date and on the two Index Business Days immediately prior to the Valuation Date. In the calculation of the return on the BRIC Basket, the return on the S&P BRIC 40 Index® will be weighted 50% and the return on each of the four currencies will be weighted 12.5%. If the Ending Value is less than or equal to the Starting Value, which will be set to 100, the payment you receive at maturity for each Note will equal $10. If the Ending Value is greater than the Starting Value, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. In such case, the return on a Note will be approximately 80% to 90% of the return on an investment directly linked to the BRIC Basket because of the Participation Rate of approximately 80% to 90%.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $             (             Notes). The Notes will mature on             , 2012. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other periodic payments on the Notes. Also, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in S&P BRIC 40 Index®.

Payment at Maturity

The Notes will mature on             , 2012. At maturity you will receive for each Note you hold, a payment equal to the sum of $10 and a Basket Return Amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the Ending Value of the BRIC Basket, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes.

Basket Return Amount

The Basket Return Amount will be based on the Basket Return — the amount by which the Ending Value exceeds the Starting Value — and on the Participation Rate. The Basket Return Amount will equal the product of

(a) $10, (b) the Basket Return and (c) the Participation Rate, provided that the Basket Return Amount will not be less than zero.

The Participation Rate will equal approximately 80% to 90% (to be determined on the Pricing Date).

The Basket Return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value

Starting Value

The Starting Value of the BRIC Basket will be set to equal 100 based on the arithmetic average of the closing value of the S&P BRIC 40 Index® and the value of each currency exchange rate on the Pricing Date and on the two Index Business Days immediately following the Pricing Date.

The Ending Value will equal the arithmetic average of the closing value of the BRIC Basket on the Valuation Date and on the two Index Business Days immediately prior to the Valuation Date.

The Pricing Date is the date on which the Notes will be priced for initial sale to the public.

The Valuation Date will be the third Index Business Day before the maturity date.

If quotes for the Currency Exchange Rate on the Valuation Date or any other Index Business Day for any currency in the BRIC Basket are not available as described in the “Description of the BRIC Basket” below, the exchange rate used to determine the value for such currency in the BRIC Basket will equal the noon buying rate in New York for cable transfers in the relevant foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on the relevant date. If the Noon Buying Rate is not announced on that date, then such Currency Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the date following the relevant date for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the calculation agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations on that date, then such Currency Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on that same date from two leading commercial banks in New York (selected in the sole discretion of the calculation agent) for the purchase or sale for deposits in the relevant currency. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then such Currency Exchange Rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

If no closing value of the S&P BRIC 40 Index® is available on any Index Business Day because of a Market Disruption Event or otherwise, the value of the S&P BRIC 40 Index® for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the S&P BRIC 40 Index® obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the S&P BRIC 40 Index® by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An Index Business Day means a day, as determined by the calculation agent, on which the banking institutions in New York and London are not authorized to be closed and the S&P BRIC 40 Index® or any successor index is calculated and published and on which securities comprising more than 80% of the value of the S&P BRIC 40 Index® on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the S&P BRIC 40 Index®. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A Market Disruption Event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the S&P BRIC 40 Index® or any successor indices, (b) any options or futures contracts, or any options on such futures contracts relating to any of the S&P BRIC 40 Index® or any successor indices, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the S&P BRIC 40 Index® or any successor indices on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the S&P BRIC 40 Index® is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P BRIC 40 Index® will be based on a comparison of the portion of the value of the S&P BRIC 40 Index® attributable to that security relative to the overall value of the S&P BRIC 40 Index®, in each case immediately before that suspension or limitation.

Hypothetical Returns at Maturity

The Basket Return Amount will depend on the Ending Value of the BRIC Basket. Because the value of the BRIC Basket may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the BRIC Basket on the return on the Notes at maturity. All of the hypothetical examples assume an investment in the Notes of $10, that the Starting Value of the BRIC Basket is 100.00, that the Basket Return Amount cannot equal less than zero, that the term of the Notes is 4 years, that a Note is held to maturity, that the annual dividend yield on the S&P BRIC 40 Index® is 1.70%, and that the Participation Rate is 85%.

As demonstrated by the examples below, if the Basket Return Percentage is 0.00% or less, you will receive an amount at maturity equal to the initial investment of $10. If the Basket Return Percentage is greater than 0.00%, you will receive an amount at maturity that is greater than the initial investment in the Notes. In such case, the return on a Note will be approximately 80% to 90% (to be determined on the Pricing Date) of the return on an investment directly linked to the BRIC Basket because of the Participation Rate of approximately 80% to 90% (to be determined on the Pricing Date).

Ending Value	Price Return on the Basket	Total Return on the Basket(1)	Total Return on the Notes for the Entire Term of the Notes	Per Annum Return on the Notes(2)	Basket Return Amount on the Notes(3)	Maturity Payment per Note(4)
70.00	-30.00%	-23.20%	0.00%	0.00%	$0.00	$10.00
72.50	-27.50%	-20.70%	0.00%	0.00%	$0.00	$10.00
75.00	-25.00%	-18.20%	0.00%	0.00%	$0.00	$10.00
77.50	-22.50%	-15.70%	0.00%	0.00%	$0.00	$10.00
80.00	-20.00%	-13.20%	0.00%	0.00%	$0.00	$10.00
82.50	-17.50%	-10.70%	0.00%	0.00%	$0.00	$10.00
85.00	-15.00%	-8.20%	0.00%	0.00%	$0.00	$10.00
87.50	-12.50%	-5.70%	0.00%	0.00%	$0.00	$10.00
90.00	-10.00%	-3.20%	0.00%	0.00%	$0.00	$10.00
92.50	-7.50%	-0.70%	0.00%	0.00%	$0.00	$10.00
95.00	-5.00%	1.80%	0.00%	0.00%	$0.00	$10.00
97.50	-2.50%	4.30%	0.00%	0.00%	$0.00	$10.00
100.00	0.00%	6.80%	0.00%	0.00%	$0.00	$10.00
102.50	2.50%	9.30%	2.12%	0.53%	$0.21	$10.21
105.00	5.00%	11.80%	4.25%	1.06%	$0.43	$10.43
107.50	7.50%	14.30%	6.38%	1.59%	$0.64	$10.64
110.00	10.00%	16.80%	8.50%	2.13%	$0.85	$10.85
112.50	12.50%	19.30%	10.63%	2.66%	$1.06	$11.06
115.00	15.00%	21.80%	12.75%	3.19%	$1.28	$11.28
117.50	17.50%	24.30%	14.88%	3.72%	$1.49	$11.49
120.00	20.00%	26.80%	17.00%	4.25%	$1.70	$11.70
122.50	22.50%	29.30%	19.13%	4.78%	$1.91	$11.91
125.00	25.00%	31.80%	21.25%	5.31%	$2.13	$12.13
127.50	27.50%	34.30%	23.38%	5.84%	$2.34	$12.34
130.00	30.00%	36.80%	25.50%	6.38%	$2.55	$12.55
132.50	32.50%	39.30%	27.63%	6.91%	$2.76	$12.76
135.00	35.00%	41.80%	29.75%	7.44%	$2.98	$12.98

(1)	Return for the entire term of the Notes assumes dividend yield on the S&P BRIC 40 Index® is not re-invested.
(2)	Basket Return Amount = $10 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be less than zero
(3)	Calculated on a simple interest basis
(4)	Maturity Payment = $10 + Basket Return Amount

The examples are for purposes of illustration only. The actual Basket Return Amount will depend on the actual Starting Value, the Ending Value, the Participation Rate, and other relevant parameters.

Hypothetical Historical the BRIC Basket Return

The following graph sets forth the hypothetical return of the BRIC Basket on each Index Business Day for the 4-year periods ending from February 2, 2005 through November 27, 2007, created using actual historical data on the components of the BRIC Basket from February 2, 2001 through November 27, 2007, with the value of the BRIC Basket set to 100 at the start of each 4-year period. Although we have used actual historical data on the S&P BRIC 40 Index® and each of the four currencies comprising the BRIC Basket, the hypothetical returns were generated by the retroactive application of the computation of the BRIC Basket described in “Description of the BRIC Basket” below and do not represent actual returns on the BRIC Basket since it has not yet been established. Additionally, the hypothetical returns were generated without regard to any dividends payable on the stocks underlying the index component of the BRIC Basket.

This graph is for purposes of illustration only and is not intended to be indicative of future levels of the BRIC Basket, the potential return of the BRIC Basket, its underlying index, any of its underlying currencies or what the value of the Notes may be. Any upward or downward trend in the hypothetical returns in any period set forth below is not an indication that the return on the BRIC Basket or the Basket Return Amount on the Notes is more or less likely to increase or decrease at any time during the term of the Notes. The actual Basket Return Amount will depend on the actual Basket Return Percentage which, in turn, will depend on the actual Starting Value and Ending Value of the BRIC Basket. These hypothetical returns, as well as the historical data used by the calculation agent to determine the returns, have not been reviewed or verified by S&P or any other independent third party.

The source of the data on each Currency Exchange Rate and the S&P BRIC 40 Index® used to compute the hypothetical historical closing values of the BRIC Basket return examples is Bloomberg and Standard & Poor’s, respectively.

Discontinuance of the S&P BRIC 40 Index®

If S&P discontinues publication of the S&P BRIC 40 Index® and if S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P BRIC 40 Index®, then the value of the S&P BRIC 40 Index® will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to the registered holders of the Notes.

S&P discontinues publication of the S&P BRIC 40 Index® and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the BRIC Basket, the value to be substituted for the S&P BRIC 40 Index® for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the S&P BRIC 40 Index® prior to any such discontinuance.

If S&P discontinues publication of the S&P BRIC 40 Index® prior to the determination of the Basket Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Basket Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the S&P BRIC 40 Index® as described in the preceding paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P BRIC 40 Index® may adversely affect any secondary market in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the S&P BRIC 40 Index® as described above, the successor index or value will be substituted for the S&P BRIC 40 Index® for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P BRIC 40 Index® may adversely affect the market value of the Notes in any secondary market.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, your broker and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P BRIC 40 Index® or any successor index is changed in any material respect, or if the S&P BRIC 40 Index® or any successor index is in any other way modified so that the value of the S&P BRIC 40 Index® or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P BRIC 40 Index® or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P BRIC 40 Index® or the successor index. Accordingly, if the method of calculating the S&P BRIC 40 Index® or any successor index is modified so that the value of the S&P BRIC 40 Index® or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of             % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is             .

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE BRIC BASKET

General

Citigroup Global Markets., as calculation agent, will determine the value of the BRIC Basket as described below. The BRIC Basket will track the price movements of the S&P BRIC 40 Index® and four currency exchange rates: the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, each relative to the U.S. dollar. The Starting Value and the relative weight of the S&P BRIC 40 Index® and each of the Currency Exchange Rates included in the BRIC Basket, as set forth below, will be used to determine the Basket Composition Ratio. The starting value of the index and each of the Currency Exchange Rates will be determined based on the arithmetic average of the closing values of the index and the value of each Currency Exchange Rate on the Pricing Date and on the two index business days immediately following the Pricing Date, as determined by the calculation agent, who will set the Starting Value for the BRIC Basket.

Underlying Index or Currency	Initial Basket Percentage
S&P BRIC 40 Index®	50.0%
Brazilian Real Currency Exchange Rate	12.5%
Russian Ruble Currency Exchange Rate	12.5%
Indian Rupee Currency Exchange Rate	12.5%
Chinese Renminbi Currency Exchange Rate	12.5%

The value of the BRIC Basket on the Pricing Date and on the two index business days immediately following the Pricing Date will equal 100. The value of the BRIC Basket on any index business day beginning on the third index business day after the Pricing Date will equal the sum of (a) the product of the S&P BRIC 40 Index®’s closing level and its Basket Composition Ratio plus (b) the sum of the products of each Currency Exchange Rate and its corresponding Basket Composition Ratio.

The Basket Composition Ratio for the S&P BRIC 40 Index® will equal 50.00 divided by the arithmetic average of the closing level of the S&P BRIC 40 Index® on the Pricing Date and on the two index business days immediately following the Pricing Date.

The Basket Composition Ratio for each of the Currency Exchange Rates will equal 12.50 divided by the arithmetic average of the value of such Currency Exchange Rate on the Pricing Date and on the two index business days immediately following the Pricing Date.

The Currency Exchange Rate for the Brazilian real will equal the Brazilian real/U.S. dollar exchange rate in the global spot foreign exchange market, calculated as 1 divided by the U.S. dollar/Brazilian real exchange rate that is reported by Reuters on Page “BRFR” as the offer price under the caption “Dolar PTAX,” or any substitute page, at approximately 5:00 p.m. (New York City time) on any relevant date.

The Currency Exchange Rate for the Russian ruble will equal the Russian ruble/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Russian ruble, calculated as 1 divided by the U.S. dollar/Russian ruble exchange rate that is reported by Reuters on Page “EMTA,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.

The Currency Exchange Rate for the Indian rupee will equal the Indian rupee/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Indian rupee, calculated as 1 divided by the U.S. dollar/Indian rupee exchange rate that is reported by Reuters on Page “RBIB,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.

The Currency Exchange Rate for the Chinese renminbi will equal the Chinese renminbi/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Chinese renminbi, calculated as 1 divided by the U.S. dollar/Chinese renminbi exchange rate that is reported by Reuters on Page “SAEC,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.

Hypothetical Historical Data on the BRIC Basket

The following table sets forth the hypothetical historical closing values of the BRIC Basket on the last Index Business Day of each month, commencing in January 2002 and ending in October 2007. Each value was calculated as if the BRIC Basket had been created on February 2, 2001 with a starting value of 100. The BRIC Basket actually will be established on the Pricing Date with a starting value of 100. The hypothetical historical closing values set forth below in the graph have not been reviewed or verified by S&P or any other independent third party.

Actual historical closing values of each component of the BRIC Basket were used to calculate the hypothetical historical closing values of the BRIC Basket. However, these hypothetical historical closing values should not be taken as an indication of the actual composition of the BRIC Basket on the Pricing Date or the future performance of the BRIC Basket. Any hypothetical historical upward or downward trend in the value of the BRIC Basket during any period set forth below is not an indication that the BRIC Basket is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	80.35	72.74	100.76	108.36	148.82	183.37
February	81.51	73.06	104.82	115.70	150.80	178.98
March	83.11	73.49	105.23	110.74	151.66	185.33
April	83.27	78.28	95.77	109.18	160.33	189.05
May	82.07	81.01	95.07	112.10	147.25	194.84
June	77.07	83.99	95.70	115.88	152.70	204.94
July	71.27	84.30	95.80	120.26	156.57	214.31
August	74.08	88.59	98.35	124.35	158.57	216.35
September	68.72	90.46	102.66	133.59	158.18	245.09
October	71.17	92.55	103.42	126.49	166.95	278.48
November	72.21	93.52	107.09	131.81	177.04
December	72.29	100.37	109.18	133.82	188.52

The following graph sets forth the hypothetical historical closing values of the BRIC Basket on each Index Business Day commencing on February 2, 2001 and ending on November 27, 2007. Hypothetical past movements of the BRIC Basket are not indicative of future closing values.

The source of the data on each Currency Exchange Rate and the S&P BRIC 40 Index® used to compute the hypothetical historical closing values of the BRIC Basket is Bloomberg and Standard & Poor’s, respectively.

DESCRIPTION OF THE S&P BRIC 40 INDEX®

General

Unless otherwise stated, we have derived all information regarding the S&P BRIC 40 Index® provided in this offering document, including its composition, method of calculation and changes in components, from S&P, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P BRIC 40 Index® at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P BRIC 40 Index®.

The S&P BRIC 40 Index® is a basket of 40 leading securities, representing the largest and most liquid companies in Brazil, Russia, India and China (BRIC). S&P BRIC 40 Index® uses data from the S&P Emerging Markets Database (EMDB), which contains the oldest and deepest data history or emerging markets equities. S&P BRIC 40 Index® has historical data back to February 2, 2001. The base value of the S&P BRIC 40 Index® is 874.48 on February 2, 2004. As of December 31, 2006, the companies included in the S&P BRIC 40 Index® were divided into eight industry sectors: Energy, Financials, Industrials, Information Technology, Materials, Telecommunication Services, Utilities and Consumer Discretionary.

THE S&P BRIC 40 INDEX® DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE AMOUNT YOU RECEIVE ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P BRIC 40 Index®

There are basically two steps in the creation of the S&P BRIC 40 Index®. The first is the selection of the 40 companies; the second is the weighting of the index constituents as follows:

1. All constituents of the S&P/IFCI country indices for Brazil, Russia, India and China comprise the initial selection universe.

2. All companies that do not have a developed market listing are removed from the list.

3. Average three-month daily value traded (hereafter referred to as “liquidity”) and float-adjusted market capitalization (hereafter referred to as “market cap”), as of the reference date, are measured.

4. All stocks with a market cap of less than US$1 billion (the “Market Cap Threshold”) and/or liquidity of less than US$5 million (the “Liquidity Threshold”) are removed.

5. If a company has multiple share classes, the share class with the lower liquidity is removed.

6. The remaining stocks are sorted in decreasing order of their float-adjusted market capitalization. The top forty become index members.

The S&P BRIC 40 Index® methodology employs a modified market capitalization-weighting scheme, using a divisor methodology that stipulates that, at rebalancing, no stock can have a weight of more than 10% in the index and the minimum initial portfolio size that can be turned over in a single day (based on recent trading volumes) cannot be lower than US$600 million. In order to uphold these parameters, the index uses a modified market capitalization-weighting scheme. Modifications are made to market cap weights, if required, to reflect available float, reduce single stock concentration and enhance index basket liquidity.

According to the methodology, the parameters of portfolio size and maximum weight can be changed during the annual rebalancing period depending upon market circumstances. The index is rebalanced once a year in

December. The annual rebalancing of the index is effective after the market close of the third Friday of December. The reference date for the data used in the review is the third Friday of November. In addition to the annual rebalancing, a mid-year review is carried out to ensure the index’s representation is current and up to date. A full rebalance will be effective only if 3 of the biggest 30 stocks from all eligible companies are not in the index at the mid-year review. Through the year, companies may be deleted due to corporate events such as mergers, acquisitions, takeovers, or delistings. The table below summarizes the types of index maintenance adjustments applied in calculating the S&P BRIC 40 Index®, and indicates whether or not an index divisor adjustment is required.

Type of Corporate Action	Adjustment Made to Index	Divisor Adjustment Required
Spin-Off	No weight change. The price is adjusted to Price of Parent Company minus (Price of Spin-off company/Share Exchange Ratio). Index Shares change so that the company’s weight remains the same as its weight before the spin-off	No

Rights offering	The price is adjusted thus: ([Ratio Received x Rights Price] + [Ratio Held x Close Price])/([Ratio Received + Ratio Held] x Close Price). Index Shares are changed correspondingly so that there is no change in weight.	No

Stock Split	Index Shares are multiplied by and price is divided by the split factor.	No

Share Issuance or Reduction	None	No

Special Dividends	Price of the stock making the special dividend payment is reduced by the per-share special dividend amount after the close of trading on the day before ex-date.	Yes

Delisting	The stock is removed. No replacements are made.	Yes

Merger or Acquisition	If the surviving company is already an index member, it is retained in the index. If the surviving company does not belong to the BRIC countries or does not maintain the exchange listing included in the index, it is removed. An announcement will be made in other cases.	Yes, if there is a removal.

Historical Data on the S&P BRIC 40 Index®

Month-End Closing Values

The following table sets forth the closing value of the S&P BRIC 40 Index® on the last index business day of each month in the period from January 2002 through October 2007. These historical data on the S&P BRIC 40 Index® are not indicative of the future performance of the S&P BRIC 40 Index® or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P BRIC 40 Index® during any period set forth below is not an indication that the S&P BRIC 40 Index® is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	541.56	474.87	867.75	961.09	1575.05	2098.12
February	558.94	480.23	930.92	1074.02	1599.68	2024.38
March	583.39	478.05	929.27	1002.04	1614.88	2114.87
April	588.99	534.21	788.05	966.65	1743.36	2157.09
May	581.15	577.00	792.05	1009.56	1558.56	2234.26
June	518.70	613.99	801.02	1066.05	1630.68	2394.46
July	451.64	622.48	802.64	1134.86	1694.69	2534.32
August	479.35	691.47	838.89	1200.43	1722.80	2577.89
September	419.63	717.72	902.36	1337.18	1715.05	3006.69
October	456.02	743.64	908.55	1231.71	1847.16	3520.51
November	473.49	763.45	952.32	1317.51	2003.46
December	470.45	866.07	973.47	1354.94	2181.25

The closing value of the S&P BRIC 40 Index® on November 27, 2007 was 3072.02.

The following graph illustrates the historical performance of the S&P BRIC 40 Index® based on the closing values thereof on each Index Business Day from February 2, 2001 through November 27, 2007. Past movements of the S&P BRIC 40 Index® are not indicative of future S&P BRIC 40 Index® values.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding Inc., have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this Disclosure Supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding Inc. is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P BRIC 40 Index®, which is determined, composed and calculated by S&P without regard to Citigroup Funding Inc. or the Notes. S&P has no obligation to take the needs of Citigroup Funding Inc. or the holders of the Notes into consideration in determining, composing or calculating the S&P BRIC 40 Index®. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

THE BRIC CURRENCIES AND CURRENCY EXCHANGE RATES

General

The BRIC Currencies are the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi. Currency Exchange Rates are used to measure the value of each of the BRIC Currencies relative to the U.S. Dollar.

Each Currency Exchange Rate used to measure the performance of the BRIC Currencies is expressed as the amount of U.S. dollars that can be exchanged for one unit of the relevant BRIC Currency. Thus, an increase in a Currency Exchange Rate means that the value of that currency has appreciated against the U.S. dollar. For example, if the Currency Exchange Rate of the Brazilian real has increased from 0.50 to 1.00, it means the value of one Brazilian real is exchangeable into US$1.00, up from US$0.50. Conversely, a decrease in a Currency Exchange Rate means that the value of that currency has depreciated as measured against the U.S. dollar. The relevant Currency Exchange Rates are the interbank foreign exchange rates that measure the relative values of the U.S. dollar and each BRIC Currency.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Russian ruble is the official currency of the Russian Federation.

The Indian rupee is the official currency of the Republic of India.

The Chinese renminbi is the official currency of the People’s Republic of China.

We have obtained all information in this preliminary pricing supplement relating to the Brazilian real, the Russian ruble, the Indian rupee, the Chinese renminbi and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating the Basket Return Amount due to holders of the Notes, the value of each BRIC Currency relative to the U.S. dollar, as measured by the relevant Currency Exchange Rate, will be determined as described in “Description of the BRIC Basket” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each relevant Currency Exchange Rate, as reported by Bloomberg. The historical data on the relevant Currency Exchange Rates are not indicative of the future performance of the BRIC Currencies or what the value of the Notes in any secondary market may be. Any historical upward or downward trend in any of the relevant Currency Exchange Rates during any period set forth below is not an indication that the value of the BRIC Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	Brazilian Real Currency Exchange Rate		Russian Ruble Currency Exchange Rate		Indian Rupee Currency Exchange Rate		Chinese Renminbi Currency Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	0.43573	0.40609	0.03282	0.03204	0.02073	0.02048	0.12082	0.12081
Second	0.44150	0.34716	0.03209	0.03175	0.02049	0.02039	0.12082	0.12081
Third	0.35695	0.25823	0.03180	0.03156	0.02067	0.02047	0.12083	0.12081
Fourth	0.28785	0.25313	0.03156	0.03129	0.02086	0.02065	0.12082	0.12081
2003
Quarter
First	0.30665	0.27285	0.03188	0.03129	0.02107	0.02083	0.12082	0.12081
Second	0.35230	0.30180	0.03298	0.03196	0.02155	0.02107	0.12082	0.12081
Third	0.35518	0.32600	0.03307	0.03255	0.02188	0.02154	0.12082	0.12081
Fourth	0.35323	0.33927	0.03420	0.03276	0.02212	0.02177	0.12082	0.12081
2004
Quarter
First	0.35945	0.33733	0.03516	0.03420	0.02294	0.02191	0.12082	0.12081
Second	0.34777	0.31135	0.03508	0.03438	0.02297	0.02162	0.12082	0.12081
Third	0.35082	0.32487	0.03449	0.03416	0.02190	0.02152	0.12082	0.12082
Fourth	0.37693	0.34722	0.03608	0.03422	0.02301	0.02179	0.12083	0.12082
2005
Quarter
First	0.38964	0.36179	0.03643	0.03547	0.02303	0.02276	0.12083	0.12082
Second	0.42872	0.37611	0.03609	0.03487	0.02310	0.02282	0.12083	0.12082
Third	0.45167	0.40209	0.03551	0.03468	0.02316	0.02265	0.12365	0.12082
Fourth	0.46264	0.42017	0.03517	0.03450	0.02266	0.02159	0.12391	0.12358
2006
Quarter
First	0.47529	0.42801	0.03615	0.03479	0.02267	0.02218	0.12473	0.12391
Second	0.48650	0.42508	0.03741	0.03608	0.02242	0.02156	0.12509	0.12459
Third	0.47103	0.44956	0.03750	0.03697	0.02185	0.02128	0.12664	0.12493
Fourth	0.46926	0.45455	0.03821	0.03706	0.02259	0.02175	0.12812	0.12634
2007
Quarter
First	0.49032	0.46468	0.03850	0.03759	0.02323	0.02238	0.12944	0.12793
Second	0.52562	0.48840	0.03894	0.03840	0.02470	0.02310	0.13135	0.12928
Third	0.54555	0.48633	0.04023	0.03862	0.02520	0.02419	0.13327	0.13141
Fourth (through November 27)	0.57620	0.54101	0.04117	0.03992	0.02548	0.02507	0.13538	0.13298

The Brazilian Real Currency Exchange rate, as calculated from the U.S. dollar/Brazilian real exchange rate appearing on Reuters page “BRFF” at approximately 5:00 p.m. (New York City time) on November 27, 2007 was 0.54460. The Russian Ruble Currency Exchange Rate, as calculated from the U.S. dollar/Russian ruble exchange rate appearing on Reuters page “EMTA” at approximately 10:00 a.m. (New York City time) on November 27, 2007 was 0.04111. The Indian Rupee Currency Exchange, as calculated from the U.S. dollar/Indian rupee exchange rate appearing on Reuters page “RBIB” at approximately 10:00 a.m. (New York City time) on November 27, 2007 was 0.02512. The Chinese renminbi Currency Exchange Rate, as calculated from the U.S. dollar/Chinese renminbi exchange rate appearing on Reuters page “SAEC” at approximately 10:00 a.m. (New York City time) on November 27, 2007 was 0.13538.

The following graphs show the Currency Exchange Rates for each of the BRIC currencies in the period from February 2, 2001 through November 27, 2007 using historical data obtained from Bloomberg. The historical data on each currency is not necessarily indicative of the future performance of the currencies or what the value of the Notes may be. Any historical upward or downward trend in the Currency Exchange Rates during any period set forth below is not an indication that the Currency Exchange Rates are more or less likely to increase or decrease at any time during the term of the Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”) and foreign-currency-linked contingent debt instruments specifically (the “Foreign Currency Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Foreign Currency Regulations and the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Foreign Currency Regulations and the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Under the Foreign Currency Regulations, the rules applicable to debt instruments that provide for payments determined in part by reference to multiple currencies depend on the “denomination currency” of the debt instrument. Because the present value of the principal payment, which is a fixed U.S. dollar amount, is greater than the present value of the projected amount attributable to each of the currencies in the basket, the denomination currency of the Notes is the U.S. dollar. The Foreign Currency Regulations provide that the Notes consequently will be taxed pursuant to the rules contained in the Contingent Debt Regulations.

Taxation of Interest.    A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of     %, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a

Note will be assumed to be entitled to receive, in respect of each Note, a payment of US$     at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$     in 2007; US$     in 2008; US$     in 2009; US$     in 2010; US$     in 2011; and US$     in 2012 (adjusted as described below).

Adjustments to Interest Accruals on the Notes.    If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes.    When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note upon an early redemption or at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note net of any accrued but unpaid interest, which will be treated as such, and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.    All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax.    A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding Inc., and Citigroup Funding Inc. has agreed to sell to Citigroup Global Markets Inc., $             principal amount of the Notes (             Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this preliminary pricing supplement and some of the Notes to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $             per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $             per Note on sales to certain other dealers. In addition, Financial Advisors employed by Smith Barney, the broker-dealer division of Citigroup Global Markets, will receive a fixed sales commission of $0.25 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Application will be made to list the Notes on the American Stock Exchange under the symbol “NIW.”

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the Global Index Basket or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding Inc.” in this preliminary pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of such document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$                 principal amount

Principal-Protected Notes Based Upon a BRIC Equities and Currencies Basket

Due                      2012

(US$10 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)